Exhibit 21
LIST OF SUBSIDIARIES
The following is a list of all subsidiaries of Basic Earth Science Systems, Inc., the state or incorporation for each and the operating name of each.

Subsidiary Name	State of Incorporation	Operating Name
Basic Earth Petroleum Services, Inc.	Texas	Basic Earth Petroleum Services, Inc.